Exhibit 99

August 13, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Update on the issuance of Bonus Shares

This has reference to our intimation dated July 19, 2025, wherein the Board of Directors of HDFC Bank Limited (“Bank”) had approved the issuance of bonus shares in the ratio of 1:1 i.e. 1 equity share for every 1 equity share held by the shareholders as on the record date i.e. August 27, 2025 (“Record Date”) and also increase in the Authorised Share Capital of the Bank and consequential amendment to Memorandum of Association, subject to applicable approvals including from the Members of the Bank. Reference is also drawn to our intimation dated July 22, 2025 wherein we had informed about circulation of the Postal Ballot Notice dated July 19, 2025 to all the Members, seeking their approval for the said matters.

In this connection, we wish to inform you that the Reserve Bank of India (“RBI”) has vide its letter dated August 13, 2025, approved utilization of the Share Premium Account for issuance of bonus shares and also amendment to be carried out in the Memorandum of Association of the Bank in respect of the clause pertaining to increase in the authorized share capital, subject to compliance with applicable laws.

Kindly note that the bonus issue and increase in the Authorised Share Capital of the Bank and consequential amendment to the Memorandum of Association as mentioned above, remain subject to approval of Members of the Bank, being sought by way of Postal Ballot. The period for remote e-voting on the resolutions set out in the Postal Ballot Notice commenced on Wednesday, July 23, 2025 at 10:00 A.M. (IST) and shall end on Thursday, August 21, 2025 at 5:00 P.M. (IST).

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight